UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)

                           Abacan Resource Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                     ---------------------------------------
                         (Title of Class of Securities)

                                    00291910
                            -------------------------
                                 (CUSIP Number)

                    Mary T. Lomasney, Director of Compliance
                   State Street Research & Management Company
                     One Financial Center, Boston, MA 02111
                                 (617) 357-1398
                               -------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                December 22, 1999
                           ---------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


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

The following changes have been made to the Schedule 13D as filed on February 12, 1999 and as amended by Amendment 1 filed on July 16, 1999:

Page 2: Items 7, 9, 11 and 13 have been revised as follows:

|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   13,559,134                                        |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   0                                                 |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   14,228,534                                        |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  14,228,534                                                      |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  11.76%                                                          |
|---------|------------------------------------------------------------------

Page 4: The first paragraph of ITEM 2. IDENTITY AND BACKGROUND is revised in its entirety to read as follows:

This statement is being filed by State Street Research & Management Company, a corporation organized under the laws of Delaware ("SSR") and Daniel J. Rice, III ("Rice"). (SSR and Rice are collectively referred to herein as "Reporting Persons".) On or about February 12, 1999, the Reporting Persons filed a Schedule 13D relating to the Issuer pursuant to Rule 13d-1(g). The Reporting Persons have now determined that the provisions of Rule 13d-1(g) no longer apply and that
Schedule 13D is no longer required to be filed. In connection therewith, SSR has filed a Schedule 13G pursuant to Rule 13d-1(h). This Amendment 2 to Schedule 13D is being filed to terminate the Schedule 13D and to update Item 7, Attachment C.
Schedule 13G and this Amendment 2 to Schedule 13D have been filed simultaneously.

      The last paragraph of ITEM 2. IDENTITY AND BACKGROUND is revised in its entirety to read as follows:

Certain other employees of SSR hold approximately 300,000 Shares; those employees and Shares are not included in this filing for any purposes.

Page 5: The third paragraph of ITEM 4. PURPOSE OF TRANSACTION. is revised in its entirety to read as follows:

      SSR made a proposal in February, 1999 to the Company for SSR to acquire up to approximately $1.5 million of additional securities in a private placement with the Company on behalf of one or more of the Managed Accounts. The private placement would be subject to a number of conditions, including but not limited to, conditions relating to registration rights, the sale of additional securities by the Company to other investors, arrangements to be made by the Company with creditors, changes in the composition of the Board of Directors of the Company, the accomplishment of certain business transactions, expense and operational goals, negotiation of related terms, and satisfactory documentation. On July 13, 1999, a Managed Account acquired 3,333,334 additional shares for $500,000.10. No additional investment in any amount with


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

the Company is currently expected.

      ITEM 5(c). Interest in Securities of the Issuer is revised as follows:

Managed     Date of           Amount of         Price Per   Where/How
Account #   Transaction       Securities        Share       Transacted
---------   -----------       ----------        -----       ----------
SSSC        10/19/99(sell)    11,300            $0.21       NASDAQ
CLSM        11/22/99(buy)      6,200            $0.19       NASDAQ
NTNT        11/24/99(buy)     13,000            $0.21       Toronto Ex

Page 9: ATTACHMENT B TO SCHEDULE 13D is revised as follows:

I. SSR Managed Accounts

Dollar Amount                 $28,367,088

Shares                        14,228,534

Power to Vote or
Direct Vote
      Sole Power              13,559,134 (a)
      Shared Power            0 (a)

Power to Dispose or
Direct Disposition
      Sole Power              14,228,534 (a)
      Shared Power            0 (a)

II. Daniel J. Rice, III

Dollar Amount                 $246,818

Shares                        324,200

Power to Vote or
Direct Vote
      Sole Power              324,200 (b)
      Shared Power            0 (b)

Power to Dispose or
Direct Disposition
      Sole Power              324,200 (b)
      Shared Power            0 (b)

Aggregate Shares              14,552,734

Total Shares Outstanding
Per Company's Filing          121,037,504

Aggregate as Percentage
Of Outstanding Shares         12.02%

Notes to power to vote and/or dispose

(a)   held by SSR
(b)   held by Daniel J. Rice, III


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

Page 10:
Attachment C to Schedule 13D is revised in its entirety as follows:

                                                                February 2, 1999

Tim Stephens
President and CEO
Abacan Resources Group
14811 St. Mary's Lane  #140
Houston, Texas 77079

Dear Mr. Stephens,

Pursuant to our meeting in Boston last week, we are prepared to purchase $1.5MM of additional securities of Abacan under the following conditions:

1. A standstill agreement from CSFB on interest and principal payments until y/e 1999.

2. Satisfactory resolution of the large creditors via disbursement of insurance proceeds and signed relinquishment of trade debt.

3. Reconstituted board with two outside directors (Kishpaugh & Rutherford), yourself, Tunde Folawiyo and either Wade Cherwayko or Jim Harvie.

4.    Abacan's satisfactory access to 3D data on Block 4.

5.    Freely tradeable stock within 6 months.

6.    Another $1.5MM of funds raised from other entities.

It is also our understanding that the following items are among the company's highest priority goals over the year term.

1.    To get monthly cash expense down below $250,000.

2. To open a bid room for Block 4 no later than May 1, 1999 with bids accepted no later than June 15, 1999.

3.    To have a signed PPA on Block 309/310 no later than September 1, 1999.

4.    To reflect any bids for the company to the BOD.

Our investment is also subject to the negotiation of satisfactory documentation customary for transactions of this type.


Respectfully,


Daniel J. Rice III
Senior Vice President
State Street Research


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

                                   SIGNATURES

      After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 22, 1999                                     December 22, 1999
------------------                                    -----------------
(Date)                                                     (Date)


State Street Research & Management                         Daniel J. Rice, III
Company


By: Mary T. Lomasney                                   By: Daniel J. Rice
    ----------------                                       --------------
    (Signature)                                            (Signature)


Vice President,
---------------
Director of Compliance                           Senior Vice President
----------------------                           ---------------------
 (Name/Title)                                        (Name/Title)


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